

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2020

Chuck Pettid
President and Director
Fig Publishing, Inc.
335 Madison Avenue, Suite 7E
New York, NY 10017

> **Re: Fig Publishing, Inc.**
> **Offering Statement on Form 1-A**
> **Filed August 27, 2020**
> **File No. 024-11304**

Dear Mr. Pettid:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A Filed August 27, 2020

Summary
Current Developer – Digital Eclipse, page 3

1.   You disclose that Digital Eclipse has been working with intellectual property holders of classic games and state your belief that Digital Eclipse will be able to retain a greater percentage of profits with funding from Fig Publishing compared to working only with intellectual property holders. Please clarify the basis for your belief. Also clarify if Digital Eclipse will need permission from intellectual property holders of classic games for it to develop such classic games under the license agreement with Fig Publishing.

Revenue Sharing Formula, page 5

2.   Please clarify that Gross Receipts is net of certain expenses and fees, such as distributer fees.

The Games, The Developer and The Shares
Illustrative Revenue Sharing and Dividend Example, page 41

3.   Please explain how the second table illustrates how the dividends per holder of FGS – DE
        would be reduced if only a portion of the funds raised from this offering are provided to
        Digital Eclipse. In this regard, revise the funding assumptions used for this table to yield
        a different amount of dividends per share for the tables presented. Also revise the
        illustrative example on page 7 to make any corresponding changes.

Potential Cumulative Dividends, page 43

4.   Please revise to disclose the total number of shares of FGS - DE assumed to be
        outstanding for purposes of the chart. Also, revise to present scenarios where the amount
        of proceeds raised in the offering is less than the funds contributed to Digital Eclipse for
        Licensed Game(s) under the License Agreement. In addition, provide an indication that
        Fig's Revenue Share will terminate on the fifth anniversary of Fig receiving three times
        the amount of Fig Funds provided to Digital Eclipse.

Compensation of Directors and Executive Officers, page 52

5.   We note that the Loose Tooth Industries, Inc. allocated stock-based compensation expense
        to the company for the years ended September 30, 2019 and 2018. Please revise the
        summary compensation table to disclose the amount that each of your officers and
        directors received in fiscal year 2019. Also, briefly describe the compensation to be made
        by OpenDeal Inc. to the executive officers and directors for their work at the company.

General

6.   You disclose on page 44 that "[i]n the event Fig does not contribute all of the Fig Funds to
        the Developer for Licensed Games, any Fig Funds not otherwise used for pre-disclosed
        fees related to the offering will be returned to holders of FGS – DE on a pro-rata basis at
        the time of the cancellation of the FGS – DE." Please revise to highlight this aspect of the
        offering and the FGS – DE securities throughout the offering circular, including on the
        offering circular cover page, Summary and Plan of Distribution. Discuss whether the
        offering proceeds will be held in an escrow or trust account pending the contribution of
        funds to Digital Eclipse, what fees will be withheld, whether interest will be paid upon
        return of the funds and how long the company may hold the proceeds before returning
        them to FGS – DE shareholders.

        We will consider qualifying your offering statement at your request. If a participant in
your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Melissa Walsh, Staff Accountant, at 202-551-3224 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology